LEHIGH GAS PARTNERS LP

702 West Hamilton Street, Suite 203

Allentown, PA

(610) 625-8000

December 3, 2013

VIA EDGAR

PJ Hamidi

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lehigh Gas Partners LP

Registration Statement on Form S-3 (as amended)

File No. 333-192035

Dear Mr. Hamidi:

On behalf of Lehigh Gas Partners LP (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated to 4:00 p.m., Eastern time, on Wednesday, December 4, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (610) 625-8027 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 with any questions regarding this matter.

[Signature page follows]

LEHIGH GAS PARTNERS LP

By:	LEHIGH GAS GP LLC
its General Partner

	By:	/S/ FRANK MACERATO
Frank Macerato
General Counsel, Secretary and Chief Compliance Officer

cc:	Timothy Levenberg (Securities and Exchange Commission)

Brenda Lenahan (Vinson & Elkins L.L.P.)